August 10, 2007

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Wausau Paper Corp.

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

File No. 005-09724

Dear Mr. Krikorian:

This purpose of this letter is to respond to your letter dated July 31, 2007 with respect to the above-referenced filing of Wausau Paper Corp. (the “Company”).

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comment included in your letter in bold text and followed the comment with our response.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Operations, page 46

1.

In 2006 and 2005, you sold timberlands for an after-tax gain of $10.8 million and $1.3 million, respectively.  Please explain how you determined that it is appropriate to present these gains on the sale of timberlands as a component of gross profit rather than presenting such gains under a separate caption of operating profit on the face of the consolidated statements of operations.  Clarify how you have recorded these gains in net sales/or cost of sales.  Please tell us the accounting literature that you relied upon in determining your presentation and tell us why you believe these types of transactions are part of your ongoing major or central operations rather than a peripheral or incidental to be reported as an operating gain.  Refer to paragraphs 87 and

100 Paper Place

Mosinee, WI 54455-9099

www.wausaupaper.com

88 of FASB Concepts Statement No. 6.  In this regard, we note that these gains relate to a plan to sell these 42,000 acres of timberlands over a defined period of three to four years.  Indicate whether you plan to continue to consummate more of these sales programs.

Response:  In support of our pulping and papermaking operations, lands were purchased on which timber was managed and harvested as a source of supply for the primary raw material utilized to produce our finished paper products. As such, timberland assets have not been an incidental or peripheral asset held for purely investment or sale purposes, and, in fact, have been managed and operated as part of our central operations which is a clarification provided in paragraphs 87 and 88 of FASB Concepts Statement No. 6.

On April 25, 2005, the Company announced plans to sell approximately 12,000 acres of the approximately 120,000 acres of timberland assets held.  On October 24, 2005, the Company announced an expansion of the timberland sales program to 42,000 acres as a result of the closure of one of our pulp mill operations.  As of December 31, 2006, we had sold approximately 15,200 acres.  Not all of the remaining 26,800 acres earmarked for inclusion in the timberland sales program are available for immediate sale or being actively marketed at this time.  Instead, the lands are being actively managed and operated similar to the remaining 78,000 acres excluded from the timberland sales program which continue to support the ongoing pulp mill operation of our Company.

All costs and expenses, including depreciation, depletion, and amortization, associated with assets which support our pulp and paper manufacturing and converting operations are reported as a component of cost of sales in our consolidated statement of operations.  Likewise, any gains or losses realized in selling assets used in our operations are reported as a component of cost of sales.  This classification is consistent with guidance provided to the Company in a letter dated May 22, 2002 from Mr. H. Roger Schwall of the Securities and Exchange Commission.  In the letter, Mr. Schwall commented, “…Any gains or losses …realized in selling assets used in operations should be regarded as operating items…Revise your financial statements to reclassify these amounts and correct your measures of operating profit. Modify your discussion in MD&A as necessary to convey the impact of the infrequent items on operating profit.”  The Company amended the Form 10-K for the year ended December 31, 2001, and reclassified gain or losses realized from the sale of operating assets to cost of sales on our consolidated statement of operations.  Additionally, we added appropriate disclosure in Management’s Discussion and Analysis describing these items.

Further analogy can be made to the classification of gain or losses realized in selling assets and restructuring expenses described in SAB Topic 5-P paragraph number 3 which references the income statement presentation of restructuring charges.  In the interpretive response to question 2 of the SAB Topic it is stated, “The staff believes that the proper classification of a restructuring charge depends on the nature of the charge and the assets and operations to which it relates.  Therefore, the charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material.”  Similar to other types of operational assets, our timberland assets were acquired and actively managed in support of our pulping operations.  As a result, the costs associated with maintaining these lands have been included in cost of sales in our consolidated statement of operations. Similar to the treatment of a restructuring charge which relates to assets or operations for which expenses have historically been included in cost of sales, we have included the sale of timberland assets in cost of sales.

Since the inception of the timberland sales program, we have recorded timberland gains on sales as a reduction of cost of sales.  The dollar value of timberland sale gains recorded in cost of sales is provided in the discussion of Gross Profit on Sales in Management’s Discussion and Analysis on page 31 of Form 10-K for the fiscal year ended December 31, 2006, where it is stated “…During 2006 and 2005, our timberland sales program favorably impacted gross profit margin by $17.3 million and $2.2 million, respectively.”

At this time, we have no plans to initiate additional timberland sales programs and continue to actively manage all timberlands held by the Company.

In conclusion, we believe that the accounting and disclosure of the gains on sales of our timberlands is appropriate and consistent with the applicable accounting and disclosure regulations.  We believe, therefore, that no amendment of the above-referenced filing is required; however, we will enhance our disclosure with respect to gains or losses on sales of our timberlands or property, plant, and equipment in both our footnotes to consolidated financial statements and Management’s Discussion and Analysis in future filings with the Securities and Exchange Commission, beginning with the Form 10-Q for the interim period ended June 30, 2007.

If you have any questions concerning this response to the comments of the Staff with respect to the above-referenced filing, or require any additional clarification, please contact me directly at (715) 692-2002.

Sincerely,

Scott P. Doescher

Senior Vice President, Finance,

Secretary & Treasurer